ab 4/17

cyc 4/16/12



UNI
SECURITIES AND
Washington, D.C.

12061261

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 16 2012
DIVISION OF TRADING & MARKETS

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51601

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silver Oak Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alexander, Thompson, Arnold PLLC

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


ATA
ALEXANDER
THOMPSON
ARNOLD
PLLC

Certified Public Accountants

www.atacpa.net

1148 South Main Street, Ste. A
Milan, TN 38358

Telephone: (731) 686-8371
Fax: (731) 686-8378

Members of

American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

February 18, 2011

To the Board of Directors
Silver Oak Securities, Inc.
Jackson, Tennessee

We have audited the financial statements of Silver Oak Securities, Inc., for the years ended December 31, 2010 and 2009 and have issued our report thereon dated February 18, 2011. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under Generally Accepted Auditing Standards

As stated in our engagement letter dated October 6, 2010, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities.

Our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance about whether the financial statements are free of material misstatement. As part of our audit, we considered the internal control of Silver Oak Securities, Inc. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control. We are responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures specifically to identify such matters.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in our meeting about planning matters.

Dyersburg, TN
Henderson, TN
Jackson, TN
Martin, TN
McKenzie, TN

Milan, TN
Murray, KY
Paris, TN
Trenton, TN
Union City, TN

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by Silver Oak Securities, Inc. are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2010.

We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was:

> Management's estimate of the accruals for commissions receivable and commissions payable is based on projections provided by the fund companies as well as historical information. We evaluated the key factors and assumptions used to develop the allowance in determining that it is reasonable in relation to the financial statements taken as a whole.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. The attached schedule summarizes uncorrected misstatements of the financial statements. Management has determined that their effects are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of the audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 18, 2011.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship, and our responses were not a condition to our retention.

This information is intended solely for the use of the board of directors, others within the organization, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934, and the management of Silver Oak Securities, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 18, 2011

SILVER OAK SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

SILVER OAK SECURITIES, INC.
TABLE OF CONTENTS



Certified Public Accountants
www.atacpa.net

1148 South Main Street, Ste. A
Milan, TN 38358

Telephone: (731) 686-8371
Fax: (731) 686-8378

Members of

American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Silver Oak Securities, Inc.
Jackson, Tennessee

We have audited the accompanying balance sheets of Silver Oak Securities, Inc. (Company) as of December 31, 2010 and 2009, and the related statements of income, stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by managements, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule is listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by regulations under rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Alexander Thompson Arnold PLLC
Milan, Tennessee
February 18, 2011

Dyersburg, TN
Henderson, TN
Jackson, TN
Martin, TN
McKenzie, TN
Milan, TN
Murray, KY
Paris, TN
Trenton, TN
Union City, TN

SILVER OAK SECURITIES, INC.
BALANCE SHEETS
December 31, 2010 and 2009

	2010	2009
Assets		
Current assets		
Cash and cash equivalents	$ 222,825	$ 135,139
CRD account	47	2,501
Commissions receivable	634,594	437,185
Other receivables	23,262	12,928
Security deposit held by broker	15,000	15,000
Deferred income tax asset	1,005	1,183
Total assets	**$ 896,733**	**$ 603,936**
Libilities and stockholders' equity		
Current liabilities		
Commissions payable	$ 559,803	$ 378,262
Accounts payable	30,088	5,045
Accrued payroll taxes	48	54
Accrued income taxes	29,987	16,660
Total liabilities	619,926	400,021
Stockholder's equity		
Common stock:		
Class A	55,225	55,225
Class B	172,000	172,000
Retained earnings (deficit)	49,582	(23,310)
Total stockholder's equity	276,807	203,915
Total liabilities and stockholder's equity	**$ 896,733**	**$ 603,936**

The accompanying notes are an integral part of these financial statements

SILVER OAK SECURITIES, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenue		
Commissions	$ 5,000,399	$ 4,473,513
Interest	441	7,285
Other income	944,530	458,129
Total revenue	5,945,370	4,938,927
Expenses		
Employee compensation and benefits	332,692	303,114
Commissions	4,404,901	3,958,583
General office	113,084	85,335
Other expenses	971,485	753,518
Total expenses	5,822,162	5,100,550
Income (loss) before income taxes	123,208	(161,623)
Income tax (expense)	(50,316)	(27,042)
Net income (loss)	**$ 72,892**	**$ (188,665)**

The accompanying notes are an integral part of these financial statements

SILVER OAK SECURITIES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2010 and 2009

	Common Stock-Class A		Common Stock-Class B			Retained	
					Paid-In	Earnings	
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Total
Balance at January 1, 2009	76,000,000	$ 55,225	15,210,000	$ 172,000	$ -	$ 165,355	$ 392,580
Net loss for the year	-	-	-	-	-	(188,665)	(188,665)
Balance at December 31, 2009	76,000,000	55,225	15,210,000	172,000	-	(23,310)	203,915
Net income for the year	-	-	-	-	-	72,892	72,892
Balance at December 31, 2010	**76,000,000**	**$ 55,225**	**15,210,000**	**$ 172,000**	**$ -**	**$ 49,582**	**$ 276,807**

The accompanying notes are an integral part of these financial statements

SILVER OAK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities		
Net income (loss)	$ 72,892	$ (188,665)
Adjustments to reconcile net income to net cash provided (used) by operating activities		
Increase in receivables	(205,289)	(153,440)
Decrease in other assets	-	10
(Increase) decrease in deferred tax asset	178	(1,168)
Increase in accounts payable	206,578	122,099
Increase in accrued income taxes	13,327	41,880
Net cash provided (used) by operating activities	87,686	(179,284)
Cash and cash equivalents at beginning of the period	135,139	314,423
Cash and cash equivalents at end of the period	**$ 222,825**	**$ 135,139**
Supplemental disclosures of cash flow information:		
Cash paid (received) during the year for income taxes	$ 36,812	$ (13,670)

The accompanying notes are an integral part of these financial statements

SILVER OAK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2010 and 2009

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. Description of Business

The Company was chartered in January 1998. In January 1999, the Company received $16,100 upon issuance of 1,610,000 shares of common stock. Effective December 5, 2007, the Company was reorganized and changed its name from William Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The outstanding common stock was exchanged for Class A common stock of Silver Oak Securities, Inc. Additionally, the Company issued Class B common stock.

The Company operates in the securities industry as an introducing broker, predominantly in the West Tennessee area.

B. Commissions Receivable

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

C. Income Taxes

Income taxes are provided using an asset and liability approach. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Deferred tax assets are recognized for the expected future tax benefit attributable to certain accrued expenses that are not deductible until paid. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

D. Cash Flows

For purposes of reporting cash flows, cash consists of cash on deposit. Highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents. There were no cash equivalents during the years ended December 31, 2010 and 2009.

E. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. Subsequent Events

Management has evaluated subsequent events through February 18, 2011, the date which the financial statements were available to be issued.

SILVER OAK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2010 and 2009

NOTE 2 – DETAILED NOTES ON ACCOUNTS

A. Income Taxes

The net deferred taxes in the accompanying balance sheets include the following amounts of deferred tax assets and liabilities.

	2010	2009
Deferred tax asset		
Federal	$ 701	$ 825
State	304	358
	1,005	1,183
Deferred tax liability		
Federal	$ -	$ -
State	-	-
	-	-
Net deferred tax asset	$ 1,005	$ 1,183
Net federal tax asset	$ 701	$ 825
Net state tax asset	$ 304	$ 358

The components of income tax benefit (expense) are as follows:

	2010	2009
Current		
Federal	$ (39,158)	$ (21,431)
State	(10,980)	(6,779)
	(50,138)	(28,210)
Deferred		
Federal	(481)	810
State	303	358
	(178)	1,168
	$ (50,316)	$ (27,042)

The income tax provision differs from the benefit (expense) that would result from applying federal statutory tax rates to income (loss) before income taxes because of state income taxes and penalties paid by the company during the year.

B. Capital Stock

As a result of a business reorganization that was effective as of December 5, 2007, the Company's name changed from William E. Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The Company is authorized to issue one hundred million (100,000,000) shares with no par value, with ten voting rights per share to be known as Class A stock, and one hundred million (100,000,000) shares with no par value, with one voting right per share to be known as Class B stock. As of December 31, 2010, 76,000,000 shares of Class A stock have been issued and remain outstanding, and 15,220,000 shares of Class B stock have been issued and remain outstanding.

NOTE 3 – OTHER INFORMATION

A. Concentrations of Credit Risk

The Company has an agreement with a broker-dealer whereby all of certain types of securities transactions must be cleared through that broker-dealer. Other securities transactions (primarily mutual fund transactions) are excluded from this agreement. In the event counterparties with whom the Company transacts business do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains its cash balances in one financial institution located in Lexington, Tennessee. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000 as of December 31, 2010 and 2009.

B. Related Party Transactions

During the year ended December 31, 2010 and 2009, the Company paid commissions to related parties in the amount of $93,214 and $35,572, respectively. In addition, approximately $4,676 and $5,501, of commissions payable to these individuals was included in accrued expenses as of December 31, 2010 and 2009, respectively.

The Company paid officer salaries in the combined amount of $260,000 and $260,245 to three employees who are also shareholders of the Company during the years ended December 31, 2010 and 2009, respectively.

The Company leases office space from Hopkins Anderton Partnership. The lease began March 1, 2009, and ends February 29, 2010, with an option to renew for one year. The lease has been renewed. The Company is obligated to pay a total of $18,000 in monthly installments of $1,500.

C. Operating Lease Commitments

The Company leases certain equipment and office facilities which are classified as operating lease agreements. The Company is under the obligation of two leases which both expire in 2011.

Minimum future obligations on these leases at December 31, 2010, are:

2011	$4,824

Lease payments in 2010 and 2009 were $19,990 and $18,990, respectively.

D. Net Capital Requirements

The Company is subject to the minimum capital requirements of several regulatory organizations. Under the most restrictive of these rules, the Company is required to maintain "adjusted net capital" in the amount of $5,000.

SUPPLEMENTAL SCHEDULE

SILVER OAK SECURITIES, INC.
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2010

	Reported in Form X-17A-5	Reconciling Items	Reported in Audit Report
Computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory			
Total stockholder's equity from balance sheet/ qualified for net capital	$ 276,807	$ -	$ 276,807
Deductions:			
Deferred tax credit	(1,005)	-	(1,005)
CRD account	(47)	-	(47)
Commissions receivable greater than 30 days	(2,867)	-	(2,867)
Receivables from non-customers	(22,684)		(22,684)
Estimated 12b-1 receivables	(42,102)	-	(42,102)
Net capital before haircuts on securities positions	208,102	-	208,102
Haircuts on security positions	(300)	-	(300)
Net capital	$ 207,802	$ -	$ 207,802
Computation of basic net capital requirement			
Minimum net capital required	$ 54,662	$ -	$ 54,662
Minimum dollar net capital requirment	$ 5,000	$ -	$ 5,000
Net capital requirement	$ 54,662	$ -	$ 54,662
Excess net capital	$ 153,141	$ -	$ 153,141
Excess net capital at 100%	$ 125,811	$ -	$ 125,811
Computation of aggregate indebtedness			
Total liabilities from balance sheet/ aggregate indebtedness	$ 619,926	$ -	$ 619,926
Other unrecorded amounts	$ 200,000	$ -	$ 200,000
Percentage of aggregate indebtedness to net capital	395%	0%	395%

See independent auditor's report



Certified Public Accountants
www.atacpa.net

1148 South Main Street, Ste. A
Milan, TN 38358

Telephone: (731) 686-8371
Fax: (731) 686-8378

Members of

American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

REPORT ON INTERNAL CONTROL

Board of Directors
Silver Oak Securities, Inc.
Jackson, Tennessee

In planning and performing our audit of the financial statements of Silver Oak Securities, Inc. (Company) as of and for the years ended December 31, 2010 and 2009, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.

Our consideration of internal control was for the limited purpose described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified a certain deficiency in internal control that we consider to be a significant deficiency.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. We consider the following deficiency to be a significant deficiency in internal control:

Dyersburg, TN
Henderson, TN
Jackson, TN
Martin, TN
McKenzie, TN
Milan, TN
Murray, KY
Paris, TN
Trenton, TN
Union City, TN

SEGREGATION OF DUTIES

Condition: During our procedures to gain an understanding of internal control, we noted inadequate segregation of duties between the accounting and custody functions. With the same individual performing all accounting functions, there exists an opportunity for concealment of theft or misappropriation of assets.

Management response: Management believes the cost of correcting this deficiency would exceed the benefits derived from doing so.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this communication are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

The Company's written responses to the significant deficiency identified in our audit have not been subjected to the auditing procedures applied in the audit of the financial statements and, accordingly, we express no opinion on them.

This communication is intended solely for the information and use of management, Board of Directors, others within the organization, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 18, 2011

AGREED-UPON PROCEDURES


ATA
ALEXANDER
THOMPSON
ARNOLD
PLLC

Certified Public Accountants
www.atacpa.net

1148 South Main Street, Ste. A
Milan, TN 38358
Telephone: (731) 686-8371
Fax: (731) 686-8378

Members of

American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Silver Oak Securities, Inc.
Jackson, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Silver Oak Securities Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Silver Oak Securities Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Silver Oak Securities, Inc.'s management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;
3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

Dyersburg, TN
Henderson, TN
Jackson, TN
Martin, TN
McKenzie, TN
Milan, TN
Murray, KY
Paris, TN
Trenton, TN
Union City, TN

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

February 18, 2011
Milan, Tennessee